Viceroy
Exploration Ltd.

2005 ANNUAL REPORT

Corporate Profile

Viceroy Exploration Ltd. is a mining exploration company which is rapidly advancing its 100% owned Gualcamayo gold project, located in San Juan Province, Argentina. The property is located near excellent infrastructure, which will allow its rapid development once a production decision is made. Drilling during 2005 was designed to bring inferred resources into measured and indicated and also define the western extension of the main ore body. A new resource estimate is underway and the detailed feasibility has commenced which we anticipate will lead to a production decision by the third quarter of 2006.

The Company completed an equity financing in early 2006 for gross proceeds of $60 million. This will allow the Company to accelerate engineering and development through 2006/07.

In addition to the main deposit, the Company commenced a regional exploration program in early 2005. Several new targets have been identified within the main concessions. At least three of these targets will be drilled over the next 12-14 months where there appears to be the best potential for a new gold discovery.

Exploring for GOLD in Argentina

Highlights for 2005

Over the past year the Company has:

➢	Discovered the western extension of the main Quebrada del Diablo ore body

➢	Commenced the permitting process for the upcoming Environmental Impact Statement

➢	Initiated regional exploration on the main Gualcamayo concessions

➢	Commenced trading shares on the Toronto Stock Exchange

➢	Ended 2005 with $22 million in working capital and no debt

Corporate Objectives for 2006

Over the next 12 months the Company plans to:

➢	Complete the ongoing resource definition

➢	Complete the ongoing detailed Feasibility Study by Q3 2006

➢	Submit the Environmental Impact Statement application in order to receive the necessary development permits

➢	Commence all necessary work ahead of the development permit to allow fast track construction of the project

➢	Continue the ongoing regional exploration and drill currently identified targets

➢	Continue to build the management and development team

➢	Advance our 100% High Andes projects through joint ventures

Message from the Chairman

I am pleased to report to the shareholders that your Company has not only achieved but exceeded our objectives for the year. The strong gold price has had a positive effect on our sector and more interest has moved into the development sector from the “Large and Mid Cap” producers. These conditions along with the positive developments at our Gualcaymayo Project have facilitated the completion of equity financings under favorable terms. The Company will be proceeding into the new year on a well-financed basis thereby allowing us to accelerate our activities towards feasibility and permitting.

Management has been taking the necessary steps to transform our Company from exploration to development and towards anticipated production. The required team is being put into place that should result in a smooth transition. We consider it a vote of confidence for this project that we have been able to attract experienced and dedicated people in the current highly competitive environment.

Community relations along with the engineering and environmental studies are moving into the forefront of priorities. We anticipate that these activities will be the main focus of the Company for the following year.

Exploration of our large property holdings continues on an accelerated basis with the drilling of exciting new drill targets planned for the near future. The identification of these new targets is the result of the efforts of experienced explorers using traditional prospecting methods. Supporting our regional exploration efforts are the recently completed aeromagnetic coverage and the high resolution satellite imagery contracted by the Company.

It has been a rapid transition from a newly listed exploration company in 2003 to our current status as a potential production company and I would like to express my appreciation to all those that have assisted in advancing the Gualcayamo project from its initial discovery in 1997. I would also like to take the opportunity to thank our shareholders for their continuing support.

On behalf of the Board,

Ronald K. Netolitzky
Chairman of the Board
March 21, 2006

Letter to Shareholders

On behalf of the Board of Directors, I am pleased to report on the activities of your Company during the last fiscal year. The Board set several key goals at the beginning of 2005, all of which the Company has met or exceeded.

In January of 2005 a Preliminary Economic Evaluation was completed based on the known resources at QDD. This study showed that the project was robust with excellent economics at a $400/oz gold price. Continued exploration throughout 2005 discovered the western extension of the main orebody and an updated resource together with an updated Preliminary Economic Evaluation is currently underway.

During 2005 several trips were completed to the property by senior analysts and fund managers. This expanded coverage of our project and of our exploration and development plans and helped to provide strong support for the project in the market. Drilling results throughout the year continued to be strong and we announced several significant intercepts, including the best intercept to date. These results also contributed to the strong market interest and support.

This led directly to the recent bought deal financing for gross proceeds of $60 million. This is an extremely significant financing as it will allow the Company to proceed to construction of the Gualcamayo Project without the need to enter time consuming debt negotiations. This will allow engineering and procurement activities to commence immediately after completion of the ongoing feasibility study, thereby enhancing the overall development schedule.

We also commenced the necessary baseline studies, in 2005, in preparation for the required Environmental Impact Statement (EIS). To date, the data collection has proceeded smoothly and we expect to submit our EIS midway through 2006.

Viceroy Exploration is looking forward to a great year in 2006. In the coming year the Company will complete our detailed feasibility study and submit our Environmental Impact Statement. We will then proceed rapidly to engineering. It is our intention to aggressively advance the project and to hopefully build a new gold mine at Gualcamayo.

We are also extremely excited by the exploration potential of our Gualcamayo land holdings. We have identified several new targets and necessary access is being constructed in preparation for drilling of these targets during the coming year.

As a company, we are committed to operating at the highest standards, providing safe and rewarding jobs for our employees, and actively participating in the communities in which we operate. We continue to be a responsible and valuable member of the communities in which our projects are located. We have received very strong support from the local communities and we have been diligent in returning that confidence by hiring locally, using local suppliers and identifying community organizations and events to which we provide support.

The provincial government of San Juan has been very receptive and supportive of our project as have the local authorities. This support was best shown by the recent visit to the property by the Governor of San Juan, the State Secretary of Mining, Province of San Juan, and the Mayor of the local municipality of Jachal, together with the press.

I would like to take this opportunity to thank the dedicated group of employees and consultants who have helped us achieve our objectives over the last year and to acknowledge the valuable advice and contribution of time and effort made by all of our board members. All of these people have contributed to our tremendous success and progress in 2005. We have a committed team both in Canada and in Argentina and we will need their continued dedication as we move towards a production decision. I know they look forward to this challenge with confidence. We have set ourselves a goal to be in production by late 2007 and I know our team is ready to meet this goal.

On behalf of the Directors and Management, I would also like to thank our shareholders for their support throughout 2005 and I look forward to reporting on the Company's progress in 2006.

Sincerely,

Patrick G. Downey
President & CEO
March 21, 2006

Gualcamayo Gold Project

Overview

The Gualcamayo Gold Project is located in San Juan Province, Argentina, within ten kilometres of a major highway and proposed power line. The general project site lies at an elevation of 2,000 metres, facilitating year-round exploration.

Gold mineralization is hosted within three main zones, the distal disseminated QDD deposit and the Amelia Inés and Magdalena skarn deposits. The main QDD deposit is a low grade bulk tonnage system. The gold is fine grained and contained within the matrix of a limestone/marble breccia unit. The ore is highly oxidized and lends itself extremely well to low cost heap leaching processes.

Of significant importance is the general configuration of the ore body. The deposit is located on the side of a steep limestone mountain, very similar to many limestone quarries in the area and worldwide. This allows for very low cost and efficient mining procedures, whereby the ore is trucked or dozed short distances to an orepass and then crushed and conveyed to the heap leach pads. This mining method eliminates the need for a large truck and ancillary mining fleet, thereby reducing the exposure to high fuel transport costs and associated labour costs.

Gualcamayo Resource Area

Highlights in 2005 included the discovery of the western extension of the main QDD mineralization, completion of a 27,000 metre Phase Two reverse circulation and diamond drill program, initiation of an extensive regional exploration program and the commencement of all necessary environmental baseline work in preparation for a production decision later in 2006.

The Phase Two drill program was aimed at testing new target areas, as well as upgrading inferred category resources to measured and indicated. In April of 2005, the western extension of the main ore body was discovered and subsequent drill results appeared to confirm the geological model. Furthermore, and of potentially greater significance, drill results from the area known as Ptz. Blanco returned the best intercept to date. This area is near surface and requires limited stripping of waste which should have a very positive impact on project economics. A limited number of deeper holes were also drilled below the main ore body. Results were very encouraging and indicated the potential for a deeper extension to the orebody. Follow up drilling to evaluate this potential is planned for 2006.

QDD Pit Model

Gualcamayo is an advanced stage exploration project located near existing infrastructure and benefits from year round access, in a region where government and local residents support and encourage development.

Gualcamayo Gold Project cont.

Engineering Studies

In January 2005 AMEC Americas Limited (AMEC) completed a Preliminary Economic Assessment on the QDD deposit which recommended advancing towards feasibility. Subsequently, detailed engineering studies have been completed or are underway. Geotechnical drilling has been completed for pit slope analysis and drilling is currently underway for orepass and heap leach pad designs.

A significant number of bottle roll tests were completed on the main QDD deposit and for the Amelia Inés and Magdalena deposits. Several column leach tests are now ongoing to determine projected recoveries and optimum crush sizes.

Progress was also made on required project infrastructure. A new two-lane mine access road was commenced and is now in use thereby significantly reducing travel time to site. Pump tests, drawdown and recharge tests were completed on a nearby aquifer and results were very positive indicating that there is more than sufficient water in the project area for both process and ancillary needs.

Negotiations are also at an advanced stage with the local power authorities for the power supply to the project.

All of the above engineering studies are currently being finalized as part of the detailed feasibility study, which is expected to be completed by the third quarter of 2006.

Viceroy's Gualcamayo Gold Project is moving rapidly to the development stage with a production decision expected in the third quarter of 2006

Environmental, Social and Safety Issues

During 2005 the Company contracted an internationally recognized consulting firm to oversee and manage the necessary baseline work for the required Environmental Impact Statement (EIS). We expect to submit this application in the third quarter of 2006.

As part of this mandate, the Company ensured that as many local consultants as possible be incorporated as part of the baseline team. Local people were also hired and trained to assist in collection of baseline data such as water sampling, air monitoring and identification and classification of flora and fauna.

San Juan Province requires a detailed and comprehensive environmental impact assessment as a fundamental aspect of the mine permitting process. An extremely important and integral part of this process is public hearings and participation of local communities whereby they are given the opportunity to discuss and debate all aspects of the project. To date we have had very strong support from the local communities for our work and proposed development.

Our policy of hiring locally, training locals in all aspects of exploration and mine operations and using local suppliers has been enthusiastically received by the communities and we expect to receive continued strong support as we proceed through feasibility, construction and operations.

The Company has had and will continue to have a strong commitment to the health and safety of our employees. We have set very high standards for health and safety and we apply those same standards to all of our contractors. We are extremely proud of our safety record to date in an area of rugged terrain and we will continue to ensure proper safety standards are met to protect the health of all of our employees.

Automatic weather station collecting data for baseline environmental studies

Regional Exploration

Gualcamayo Regional Exploration

Combined, the Company's Gualcamayo and Salamanca Properties in the Argentinean Precordillera comprise an area of approximately 40,000 hectares surrounding the QDD deposit. The main zones lie within a 5-10 km wide North-West structural corridor which can be traced for at least 25km.

Early in 2005 the Company commenced a regional exploration program within and along this corridor. This consisted of surface sampling and mapping of the area. The program quickly yielded several promising targets for follow-up exploration. Three key targets have now been identified. In early 2006 an aeromagnetic survey was completed on the property for the first time. This survey identified several key structures and also clearly showed the intrusive systems within the corridor.

The Quebrada Perdida target appears to be a diatreme system that has disrupted the sediments. Limestone and porphyry breccias are clearly evident and surface sampling to date has returned several ore grade assays with a number of high grade samples above 10g/t. A road is currently being constructed to this target and drilling is expected to commence in the second quarter of 2006.

The Pirrotina target appears to be a reduced skarn type system. It is in the vicinity of the small Virgen de Lourdes mine which is owned and operated by a local mining group. It is also the sole area on the property where visible gold is encountered.

The Pirrotina area has returned several high grade rock chip assays which appear to be leakage from a buried system. Also encountered was a 1tonne boulder which assayed 2.6 g/t.

Pirrotina is also a high priority target. Road access is reasonable and a drill program commenced in early March 2006. Other targets include Salamanca to the north of QDD and Mina San Jose to the west of Pirrotina.

High Andes Exploration

The Las Flechas, and nearby La Brea/Las Carachas and Evelina Properties are located in the High Andes, along the Chilean border and adjacent to several exciting new discoveries. The properties lie in elephant country, between the prolific El Indio and Maricunga Mineral Belts. Combined, these belts host several world-class gold deposits, including El Indio, Pascua-Lama and Veladero.

In 2004, the Company signed a joint venture agreement with a subsidiary of Tenke Mining Corp. (Tenke), whereby the Tenke subsidiary may earn a 75% interest on the Las Flechas Property. Exploration results from the 2004/05 field season were positive, yielding strong gold anomalies coincident with zones of argillic alteration, silicification and quartz stockwork. Continued exploration through 2005/06 has led to additional discoveries on the property by Tenke and drilling of these targets is expected to commence during the 2006/07 season.

The Evelina property is located some 15km north of Barrick’s producing Veladero Mine. A limited exploration program was completed under a joint venture agreement in 1999/2000. Viceroy completed a small reconnaissance program on the property in early 2006. The geology is very favourable and is indicative of a high- sulphidization system, similar to Veladero.

Further work is planned and the Company will then decide whether to seek a joint venture partner or continue with the exploration on its own.

Looking Ahead

GUALCAMAYO has the potential to be one of the next major
GOLD mining districts in ARGENTINA

2006 will be an extremely important year for Viceroy and our Gualcamayo project. The feasibility study is underway and we expect to reach a positive decision in regards to mining in the third quarter of 2006. Furthermore we will submit our EIS later this year and we hope to have a favourable decision from the San Juan authorities by the end of 2006.

With our recent financing, the Company can advance engineering and procurement to allow commencement of construction in 2007. This is an extremely aggressive schedule but, with our experience in the area and the support of local communities, this date is achievable. This could mean that we would be pouring gold during the current robust gold cycle.

The Company also intends to accelerate the ongoing regional exploration program. We have now identified several targets and the recently completed aeromagnetic survey has provided additional information to assist in this program. We expect to drill at least three of these targets during 2006 and this will help determine if the Gualcamayo area is a new gold district.

MASA employees are photographed with the Governor of San Juan, Ing. Jose Luis Gioja; the State Secretary of
Mining,Province of San Juan, Ing. Felipe Saavedra; the Mayor of Jachal,Dr. Franklin Sanchez; and
Jachal Council Member, Prof. Mario Castro, during a recent visit to site.

Viceroy Exploration Ltd.
(an exploration stage company)
2005 Consolidated Financial Statements

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information, prepared as of February 28, 2006, should be read in conjunction with the Company’s December 2005 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This information may contain forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ significantly from those anticipated in the forward-looking statements and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to forward-looking statements that may be made to reflect events or circumstances after the above-stated date or to reflect the occurrence of unanticipated events.

Description of the Business and Overall Performance

Viceroy Exploration Ltd (the “Company”) is a natural resource exploration stage Company with five 100% owned exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three zones of mineralization. The Company’s ownership interest, including surface rights, covers the entire area of known mineralization at the Gualcamayo property. Favorable geological structures at Gualcamayo are open in several directions and this will be a priority for further investigation in 2006. The Company is also carrying out a regional exploration program within the Gualcamayo property as well as programs on the adjacent Salamanca property and on its Evelina property in the High Andes.

Prior to the June 30, 2003 acquisition of the Gualcamayo property by the Company, previous drilling on the property had been completed by the then owners in three campaigns, in 1983-1988 and between 1998 and 2000. In August 2004, the Company completed its first phase exploration program on the property which included a 47 hole, 11,920 metre reverse circulation drill program and in December 2004 began a second phase of exploration drilling consisting mainly of diamond drilling. In November 2004, the Company announced that a new resource estimate had been completed on the three zones of mineralization of the property by an Independent Qualified Person which estimate added more than 35 % to the total resources and doubled the Measured and Indicated resources. This new resource announcement was followed up by an updated National Instrument 43-101 Technical Report which was SEDAR filed in December 2004.

In January 2005, the Company announced completion of a Preliminary Economic Assessment on the main zone of mineralization within the property. Based on the recommendations of the Preliminary Economic Assessment, the Company continued engineering studies throughout 2005 in preparation for a feasibility study in 2006. During 2005, the second phase drilling program continued on the three zones of mineralization, a regional exploration program began, and in December 2005 the second phase 127 hole, approximate 27,000 metre diamond and reverse circulation drilling program was completed with final assays announced in January 2006. Progress of the drill program was behind plan throughout the year due in part to rig availability and delays in replacement parts. At the 2005 year end, there were two diamond drill and one truck mounted reverse circulation rigs on site. A fourth rig (diamond drill) was delivered to the property in late February and a fifth rig (reverse circulation) has been scheduled for arrival by April 2006.

In the 2006 first quarter, the Company plans a new resource estimate followed by an updated Preliminary Economic Assessment, continued drilling and the commencement of the feasibility study. Study conditions favorable to the project, among others, include the presence of a skilled local mining labor force; access to electrical power from the local grid; sufficient water within the property for the operations contemplated; and current metallurgical test-work indicating that the bulk of the ore is readily amenable to cyanide leaching.

On February 23, 2006, the Company announced, among others, the appointments of three senior operations management personnel; the appointments of engineering consultants for the feasibility study; completion of a regional aeromagnetic survey within the Gualcamayo and Salamanca properties which has identified areas for further exploration, including drill targets with drilling planned to commence by early April 2006; and commencement of a first stage exploration program at the Company’s wholly owned Evelina property in the High Andes which is in the proximity of a large operating gold mine. Depending on the results of the Evelina program, a joint venture partner may be sought for the property.

The 2004 increase in the resource size and quality at the Gualcamayo project together with the positive gold market combined to provide momentum for the Company in 2005 and has benefited the Company’s ability to raise equity in the capital markets. On July 5, 2005, the Company completed a bought deal financing of a total 5,750,000 common shares at $3.25 per share for gross proceeds of $18,687,500, and on February 16, 2006, the Company completed a bought deal financing of a total 9,600,000 common shares at $6.25 per share for gross proceeds of $60,000,000.

In June 2004, a farm-out option agreement was entered into on one of the Company’s other Argentine properties, Las Flechas and in June 2005, the agreement was continued for a second year in which drilling is planned. The Company is seeking a joint venture partner for the Company’s La Brea/Las Carachas property which is located in an area of ongoing mineral exploration in Argentina.

As at December 31, 2005, the Company has cash and cash equivalents of $23,116,259 substantially all of which is available as working capital and together with the $60,000,000 gross proceeds from the February 2006 bought deal financing is considered sufficient to carry out the above referred activities on the Gualcamayo gold property, regional exploration as well as for property maintenance requirements and administrative overhead for the next eighteen months.

As at December 31, 2005 and to the above-stated date of this report, the quoted price of the Company’s common shares on the TSX has exceeded the exercise prices of the Company’s outstanding stock options and warrants granted. If all outstanding options and warrants as at December 31, 2005 were exercised, a total 6,334,140 shares would be issued for cash proceeds of $14,920,485. The weighted average remaining contractual life of the 3,470,000 outstanding options is 3.69 years. The 2,864,140 outstanding warrants expire December 6, 2006. In the period from January 1, 2006 to February 28, 2006, 445,000 shares were issued for options exercised and 474,465 shares were issued for warrants exercised for combined total cash of $2,104,078.

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, cost of financing and country risks including uncertain political and economic environments, restrictions on export and repatriation of capital and profits.

Continued development of the Gualcamayo and other Argentine properties of the Company will require licenses and permits from various levels of government. The Company believes that it will be able to obtain in the future all necessary licenses and permits to continue the activities which it intends to conduct, and it intends to continue to comply in all material respects with the terms of such licenses and permits. However, there is no assurance that this will continue to occur.

The Gualcamayo property is located in a region of Argentina in which mining is of significant economic importance. The Company believes it is conducting its business there in a responsible and prudent manner and, to date, it has been able to progress as planned. Indication of this has been transparent and timely progress with the ongoing permit process to date and acceptance in the community. The Company does not maintain and does not intend to purchase political risk insurance. The majority of the Company’s funds are held in Canada and only funds sufficient to meet current obligations are transferred to Argentina. In 2004 and 2005, inflation was not an issue in Argentina.

In 2004, the directors of the Company approved establishment of a pool of US$110,000 to be used for payments to certain employees of Minas Argentinas S.A. in the eventuality that certain development events occur in future. The Company has not formally established a reserve of this amount. In 2005, undertakings totaling US$117,400 have been made by the Company to certain employees and contractors for payments upon defined development events. Beginning January 2006, the five independent directors of the Company are to receive annual fees of $24,000 for their services as directors, payable quarterly.

The directors of the Company have approved in principle a shareholders rights protection plan which the Company intends to submit to shareholders for approval at the Company’s annual meeting on April 28, 2006. Shareholders will be asked to approve the plan, subject to implementation at the discretion of the directors. As at December 31, 2005, buy out clauses in the event of a takeover (as defined) of the Company among eleven individuals total approximately $1,516,000.

Selected Annual Information

Financial data derived from the Company’s consolidated statements for each of the three most recently completed financial periods:

	Year ended		Year ended		Six months ended
	December 31, 2005		December 31, 2004		December 31, 2003
	$		$		$

Loss for the period	3,121,835	(1)	2,377,721	(2)	1,436,596	(3)
Basic and diluted loss per share	(0.08	) (1)	(0.08	)(2)	(0.10	) (3)
Total assets at end of period	43,253,604	(4)(5)	24,637,943	(6)	11,324,275

(1)	includes $1,978,419 stock-based compensation
(2)	includes $1,183,085 stock-based compensation
(3)	includes $1,117,080 stock-based compensation
(4)	includes $408,926 stock-based compensation together with bonus shares capitalized to exploration properties
(5)

increase as compared to total assets as at December 31, 2004 is primarily a result of $17,283,418 net cash proceeds received from a bought deal financing and $1,420,721 cash on exercise of warrants and stock options of which $9,671,488 was expended on (deferred) property exploration, $479,782 interest income and $352,380 stock-based compensation and bonus shares capitalized to property exploration expenditures less $1,169,792 cash used in operating activities

(6)

increase as compared to total assets as at December 31, 2003 is primarily a result of $11,417,706 net cash proceeds received from a private placement and $3,068,703 cash on exercise of warrants and stock options of which $3,551,466 was expended on (deferred) property exploration and land purchase less $1,254,001 cash used in operating activities

Results of Operations

(a)	Loss for the year ended December 31, 2005:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the year ended December 31, 2005, the Company incurred period operating expenditures resulting in a loss of $3,121,835 (2004 - $2,377,721) of which, net of stock-based compensation and interest income was $1,623,198 (2004 - $1,278,552). Of this $689,772 and $304,770 was spent on cash compensation and investor relations/shareholders’ communication, respectively, $162,322 was spent on professional fees including an ongoing control certification assignment, and net $466,334 for all other period expenses. In 2004, $683,684 and $192,801 was spent on cash compensation and investor relations/shareholders’ communication, respectively, $78,224 was spent on professional fees and net $323,843 for all other period expenses.

Included in the net assets acquired by the Company in the December 2, 2003 acquisition of Consolidated Trillion Resources Ltd. (Trillion) was a $100,000 account receivable in connection with a sale agreement by Trillion of two wholly-owned subsidiary companies, one holding company incorporated in Guernsey and the second an operating company in Zimbabwe. In the 2005 fourth quarter, the Company completed the sale of the Zimbabwe company and began the wind up of the Guernsey company. Consideration received on sale was US$60,000 cash and a one-time right to buy-back a 30% interest of the company for US$1 exercisable upon expenditures, as defined, of US$400,000 on its mining claims, subject to regulatory approvals. Due to the country risk involved, the Company has not assigned a value to the buy-back right which has resulted in the $30,532 bad debt.

The $64,613 gain on sale of short-term investment and $19,935 rent recovery occurred in the 2005 third quarter as a result of the disposal by the Company of shares previously acquired in settlement of debt.

In 2005, Company representatives attended twelve industry conferences (2004 – seven industry conferences) throughout North America, hosted a number of analysts’ visits to the Gualcamayo project and made numerous presentations to interested parties in North America and Europe.

(b)	Capitalized Property Expenditures for the twelve months ended December 31, 2005 and plans for the Gualcamayo project:

In the year ended December 31, 2005, a total $10,023,868 (2004 - $3,551,466 including a $42,962 purchase of additional land) was capitalized as property expenditures, substantially all to the Gualcamayo gold property. Based on the recommendations of the January 2005 Preliminary Economic Assessment on the main zone of mineralization within the Gualcamayo property, the Company continued engineering studies throughout 2005 in preparation for a feasibility study in 2006. During 2005, the second phase program continued on the three zones of mineralization, a regional exploration program began, and in December 2005 the second phase 127 hole, approximate 27,000 metre diamond and reverse circulation drilling program was completed with final assays received in the New Year.

During the year, construction of a second camp including kitchen was completed which combined camps can accommodate 100-110 persons and construction of a permanent access road to the project began which will significantly reduce travel time when it is completed by the end of the 2006 first quarter. In 2005, the Company awarded a contract to prepare an Environmental Impact Statement intended to define and coordinate environmental impact statement work in order that required environmental, construction and mining permits can be obtained as needed. The Company hired an experienced environmental permitting supervisor to co-ordinate this activity. Under the supervision of the Company’s principal metallurgical consultant, metallurgical test-work samples for the proposed column leach test-work have recently been shipped to the University of San Juan and the commencement of cyanide addition began in the first quarter 2006. Results from these column tests will be used for the upcoming feasibility study.

Included in cumulative deferred exploration expenditures at December 31, 2005 is $1,507,358 (2004 - $394,759) of Argentine value added tax. The Company is making application to recover amounts that are eligible; however, the recovery, if any, is uncertain.

In the 2006 first quarter, the Company plans a new resource estimate followed by an updated Preliminary Economic Assessment, continued drilling and commencement of the feasibility study.

(c)	Cash Flows for the year ended December 31, 2005:

In the year ended December 31, 2005, cash flows from a bought deal financing at $3.25 per share and the exercise of warrants and stock options totaled $18,704,139, cash used substantially all on Gualcamayo property exploration (deferred expenditures) totaled $8,917,072, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $1,169,792, resulting in an increase in cash and cash equivalents of $8,617,275 for total cash and cash equivalents at December 31, 2005 of $23,116,259. In 2005, the number of issued and outstanding common shares increased by 6,662,735 to a total 42,033,043 shares (2004 – an increase by 10,899,150 common shares to a total 35,370,308 shares).

Summary of Quarterly Results

The following table sets forth selected unaudited consolidated information for the Company for each of the eight most recently completely quarters.

	Quarter Ended
	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2005	2005	2005	2005	2004	2004	2004	2004
	$	$	$	$	$	$	$	$

Capitalized
property
acquisition and
exploration costs	3,962,184 (2)	2,911,029 (3)	1,826,823 (3)	1,323,832 (3)	443,981 (3)	877,031 (3)	1,470,588 (3)	406,442 (4)
Revenue(1)	-	-	-	-	-	-	-	-
Loss from
operations	1,185,816 (5)	75,071	557,240	1,303,708 (6)	658,536 (7)	673,637 (8)	466,183 (9)	579,365 (10)
Basic and diluted
loss per share	(0.03)	(0.00)	(0.02)	(0.04)	(0.02)	(0.02)	(0.02)	(0.02)

(1)	the Company is in the exploration stage and has no revenues
(2)	includes $214,019 stock-based compensation and $138,361 bonus shares
(3)	consists entirely of capitalized property exploration costs
(4)	comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
(5)	includes $1,064,288 stock-based compensation
(6)	includes $1,092,697 stock-based compensation
(7)	includes $230,150 stock based compensation
(8)	includes $392,900 stock-based compensation
(9)	includes $162,920 stock-based compensation
(10)	includes $397,115 stock based compensation

Liquidity and Capital Resources

As at December 31, 2005, the Company has cash and cash equivalents of $23,116,259. Working capital at December 31, 2005 is $22,301,003, substantially all of which is available to advance the Gualcamayo project. Following completion of the 9,600,000 common share bought deal financing on February 16, 2006, the Company has in excess of $80 million which is considered sufficient to carry out the planned activities on the Gualcamayo gold property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for the next eighteen months. As at December 31, 2005 and to the above-stated date of this report, the quoted price of the Company’s common shares on the TSX has exceeded the exercise prices of the Company’s outstanding warrants and stock options granted. If all outstanding warrants and options as at December 31, 2005 were exercised, a total 6,334,140 shares would be issued for cash proceeds of $14,920,485.

Development of the Gualcamayo project beyond feasibility may require additional equity or possible debt financing.

The functional currency of the Company is the Canadian dollar and to date new funding has been raised in Canadian dollars. Included in cash and cash equivalents at December 31, 2005 is $286,688 and $640,683 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increased spending on the Gualcamayo property materializes, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

Contractual Obligations

(a) Operating lease obligations

	Payments Due by Period
		Less than	1 – 3
	Total	1 year	years
	$	$	$

Vancouver office	118,853	75,065	43,788
Argentina office	7,377	7,377	-

	126,230	82,442	43,788

(b) Other contractual obligations

As at December 31, 2005, certain employment and consulting agreements entered into by the Company require up to twelve months notice not to renew. The Company’s purchase obligations for goods and services are in the normal course of business and are cancelable on short notice.

Transactions with Related Parties

During the year ended December 31, 2005, the Company had monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $145,092, $121,667, $110,000 and $45,000, an aggregate of $421,759. These amounts exclude compensation paid or payable beginning the month of June 2005 in the case of two of the officers for amounts as salaries pursuant to the employment agreements made effective June 1, 2005.

Fourth Quarter

(a)	Loss for the three months ended December 31, 2005:

In support of the continued exploration and development of its Gualcamayo gold property in Argentina, for the three months ended December 31, 2005, the Company incurred period operating expenditures resulting in a loss of $1,185,816 (three months ended December 31, 2004 - $658,536) which, net of stock-based compensation and interest income was $469,093 (three months ended December 31, 2004 - $455,280). Of this $177,811 and $62,139 was spent on cash compensation and investor relations/shareholders’ communication, respectively, $118,057 was spent on professional fees including an ongoing control certification assignment, and $111,086 for all other period expenses. In the three months ended December 31, 2004, $238,345 and $63,501 was spent on cash compensation including bonuses and investor relations/shareholders’ communication, respectively, $42,583 was spent on professional fees and $110,851 for all other period expenses. In the period, representatives attended one industry conference, in the United States, promoting the Company as compared to two conferences attended in the United States in the three months ended December 31, 2004.

(b)	Capitalized Property Expenditures for the three months ended December 31, 2005:

In the three months ended December 31, 2005, a total $3,962,184 was capitalized to property expenditures, substantially all to the Gualcamayo property as compared to a total $443,981 capitalized to property expenditures in the three months ended December 31, 2004, substantially all to the Gualcamayo property. Amounts capitalized to the Gualcamayo property in the period included $1,883,478 for drilling, road maintenance/drill pads, geologists’/engineers’ fees/travel/lodging, field support and assays; $531,907 toward construction of a permanent access road; $352,380 for stock-based compensation and bonus shares; $260,056 for permitting activities; and $219,361 on engineering studies.

(c)	Cash Flows for the three months ended December 31, 2005:

In the three months ended December 31, 2005, cash flows from the exercise of warrants and stock options totaled $399,338, cash used substantially all on Gualcamayo property (deferred expenditures) totaled $3,754,623, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $162,661, resulting in an decrease in cash and cash equivalents of $3,517,946 for total cash and cash equivalents at December 31, 2005 of $23,116,259.

Critical Accounting Estimates

(a)

Exploration property costs – The Company records its interest in exploration properties at cost. The cost of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. Management regularly reviews the net carrying value of each mineral property, and where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

(b)

Stock-based compensation – Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the volatility factor, and the estimate of the period in which an option will be exercised will have a significant impact on the cost recognized for stock-based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date, which may not be the case.

Changes in Accounting Policies including Initial Adoption

(a)

Consolidation of variable interest entities – Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

(b)

Financial instruments – recognition and measurement, hedges, and comprehensive income – Effective January 1, 2005, the Company adopted the new accounting standards for Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income.

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long-term debt are recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designated as being “available-for-sale”. Changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the operations statement as if the assets were accounted for at historical cost.

There is no impact on these consolidated financial statements resulting from the adoption of the above- described new accounting standards.

(c)

Canadian generally accepted accounting principles – In 2005, the Accounting Standards Board (AcSB) approved a strategy whereby Canadian standards for public companies are to converge with International Financial Reporting Standards (IFRS) over a five-year transitional period. Presently, countries requiring or permitting IFRS for publicly traded companies include all countries in the European Union as well as Australia and Russia. The International Accounting Standards Board (IASB) is working closely with the Financial Accounting Standards Board in the US toward the convergence of existing US and international standards, and the IASB is working with both Japan and China to minimize differences between IFRS and Japanese and Chinese accounting standards, respectively. The implications of the above to Viceroy have not been determined.

(d)

Uncertain tax positions – The AcSB is undertaking a project on income taxes to converge certain aspects of Section 3465, Income Taxes, with amendments being considered as part of a joint short term convergence project underway among the FASB and IASB. Before the fore-mentioned joint project began, the FASB had issued Exposure Draft, Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement 109. Subsequently, the FASB decided to consider proposals from the joint project prior to proceeding with the Exposure Draft, Accounting for Uncertain Tax Positions. The portion of the Canadian project addressing Accounting for Uncertain Tax Positions may be issued separately from the main project with a final standard being issued in 2006 and with an effective date in 2006. The Company has determined that the US rule, if enacted, would have no material impact on the Company’s financial statements.

(e)

Accounting for stripping costs in the mining industry – The Emerging Issues Committee (EIC) issued Draft Abstract D56 in October 2005, Accounting for Stripping Costs in the Mining Industry. This was issued as a result of Issue 04-6 releases by the US Emerging Issues Task Force regarding stripping costs incurred during the production phase of a mine, which consensus was ratified by the FASB, and which states stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory produced (that is extracted) during the period that the stripping costs are incurred. The US standard is effective for reporting periods beginning after December 15, 2005. In respect of stripping costs incurred during the production phase, the EIC reached a consensus that stripping costs in the production phase should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. This being the case, a difference between Canadian and US GAAP would arise. The Company will comply with the EIC pronouncement as appropriate and will report any significant differences to US GAAP.

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the financial year ended December 31, 2005. Based on that evaluation, the Company’s management, including the chief executive officer and chief financial officer, concluded that the Company’s disclosure controls and procedures were effective as of the end of the 2005 financial year to provide reasonable assurance that information required to be disclosed by the Company in the 2005 annual filings is recorded, processed, summarized and reported within the regulated time period.

The Company’s management, including the chief executive officer and chief financial officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s financial year ended December 31, 2005 and that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The term “internal control over financial reporting” means a process designed by, or under supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use of disposition of the Company’s assets that could have a material effect on the financial statements.

Disclosure of Share Data as at February 28, 2006

(a)	shares authorized:

an unlimited number of common shares without par value an unlimited number of first preferred shares without par value an unlimited number of second preferred shares without par value

(b)	shares issued and outstanding:

52,552,508 common shares with an estimated recorded value of $104,731,679

(c)	warrants and stock options outstanding:

	Number		Exercise Price	Date of Expiry
			$
Stock Options	100,000		0.50	September 12, 2008
	590,000		1.25	December 3, 2008
	140,000		1.35	January 12, 2009
	200,000		1.25	February 19, 2009
	13,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	20,000		0.93	June 10, 2009
	400,000		1.57	September 13, 2009
	822,000		2.46	January 31, 2010
	105,000		3.24	August 15, 2010
	395,000		3.55	November 16, 2010
	90,000	(1)	4.61	December 20, 2010
	255,000	(2)	5.10	January 6, 20, 2011
	3,280,000

Warrants	2,389,675		2.75	December 6, 2006

	5,669,675

(1)	one option for 30,000 shares vested on February 21, 2006; one option for 60,000 shares is subject to vesting on March 10, 2006
(2)	two options totaling 245,000 shares are subject to vesting in equal portions over four periods ending April 30, June 30, September 30 and December 31, 2006

Other Information

(a)	Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company’s website at www.viceroyexploration.com.

(b)	The Company’s 2005 Annual Information Form is available for viewing on SEDAR at www.sedar.com.

Viceroy Exploration Ltd.
(an exploration stage company)

Consolidated Financial Statements
For the Years Ended December 31, 2005 and 2004
(expressed in Canadian dollars)

Management Report

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and reconciled to United States generally accepted accounting principles. Management is responsible for the information and representations in the consolidated financial statements, including the estimates and judgements required for their preparation.

Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process designed to provide reasonable assurance that assets are safeguarded and reliable financial records are maintained.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and consists entirely of non-management directors. The Audit Committee meets with management and the independent auditors to review any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors’ report prior to the submission of the financial statements to the Board of Directors for final approval.

PricewaterhouseCoopers LLP, Chartered Accountants, having been appointed by the shareholders to serve as the Company’s external auditors, have examined the consolidated financial statements of the Company and their report follows.

"Patrick G. Downey"	"John P. Fairchild"

Patrick G. Downey	John P. Fairchild
President and Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 10, 2006

Independent Auditors’ Report To the Shareholders of Viceroy Exploration Ltd.	PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

We have audited the consolidated balance sheets of Viceroy Exploration Ltd. (an exploration stage company) as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia
March 10, 2006

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Balance Sheets
as at December 31
(expressed in Canadian dollars)

	2005	2004
	$	$
Assets

Current assets
Cash and cash equivalents	23,116,259	14,498,984
Prepaid expenses and accounts receivable	143,884	188,633
	23,260,143	14,687,617

Exploration properties (note 3)	19,944,753	9,920,885

Furniture and equipment – corporate office (note 4)	48,708	29,441

	43,253,604	24,637,943

Liabilities

Current liabilities
Accounts payable and accrued liabilities	959,140	256,582

Shareholders’ Equity

Capital stock (42,033,043 common shares; 2004 – 35,370,308) (note 6 (b))	45,116,078	25,812,231

Stock options and warrants (note 6 (e))	4,125,351	2,394,260

Deficit	(6,946,965)	(3,825,130)

	42,294,464	24,381,361

	43,253,604	24,637,943
Nature of operations (note 1)

Subsequent events (note 12)

Approved by the Board of Directors

“W. David Black”	“Robert V. Matthews”
Director	Director

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
for the years ended December 31
(expressed in Canadian dollars)

	2005	2004
	$	$

Expenses
Stock-based compensation
Directors/officers/employees (note 6 (e))	1,624,434	748,421
Other consultants (note 6 (e))	353,985	434,664
	1,978,419	1,183,085

Salaries, benefits and officer consultants	689,772	638,684
Stock exchange/transfer agent/listing application	221,640	40,920
Professional fees	162,322	78,224
Shareholders’ communication	44,083	68,892
Amortization	33,244	11,284
Investor relations	304,770	192,801
Travel and lodging	13,035	40,470
Office and miscellaneous	203,351	137,349

Loss before the following	3,650,636	2,391,709

Interest income	(479,782)	(83,916)

(Gain) loss/write-down on sale of short-term investments	(64,613)	19,487

Bad debt on sale of non-consolidated legacy subsidiary	30,532	-

Foreign exchange (gain) loss	(14,938)	50,441

Loss for the year	3,121,835	2,377,721

Deficit - Beginning of year	3,825,130	1,447,409

Deficit - End of year	6,946,965	3,825,130

Basic and diluted loss per share	0.08	0.08

Weighted average number of shares outstanding	38,663,030	29,232,390

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Cash Flows
for the years ended December 31
(expressed in Canadian dollars)

	2005	2004
	$	$

Cash flows (used in) from operating activities
Loss for the year	(3,121,835)	(2,377,721)

Non-cash charges (note 9 (a))	1,927,115	1,213,856
Changes in non-cash working capital items (note 9 (b))	24,928	(90,136)

	(1,169,792)	(1,254,001)

Cash flows (used in) from investing activities
Exploration properties (note 9 (c))	(8,949,109)	(3,466,743)
Furniture and equipment – corporate office	(52,511)	(40,725)
Proceeds on sale of short-term investment	84,548	57,014

	(8,917,072)	(3,450,454)

Cash flows from financing activities
Bought deal financing – net	17,283,418	-
Private placement proceeds – net (note 9 (d))	-	11,417,706
Exercise of warrants and stock options	1,420,721	3,068,703

	18,704,139	14,486,409

Increase in cash and cash equivalents	8,617,275	9,781,954

Cash and cash equivalents - Beginning of year	14,498,984	4,717,030

Cash and cash equivalents - End of year	23,116,259	14,498,984

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and brokerages	23,116,259	14,498,984

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

1	Nature of operations

The principal focus of the Company is development of its 100% owned Gualcamayo gold property in Argentina. In August 2004, the Company completed a first phase exploration program on the property which included a reverse-circulation drill program and in December 2004 began a second phase of exploration consisting mainly of diamond drilling. Also in December 2004, a new resource estimate was completed on the three zones of mineralization on the property. On January 12, 2005, the Company announced completion of a Preliminary Economic Assessment on the main zone of mineralization within the property. Based on the recommendations of the Preliminary Economic Assessment, the Company continued engineering studies throughout 2005 in preparation for a feasibility study in 2006.

During 2005, the second phase drilling program continued on the three zones of mineralization, a regional exploration program began, and in December 2005 the second phase drilling program was completed with final assays pending as of year end. Also during 2005, the Company accelerated, among others, technical engineering, metallurgical and environmental impact studies.

The recoverability of the amounts shown for exploration properties is dependent upon the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as property acquisition costs do not necessarily represent present or future values.

Although the Company has taken steps to verify title to exploration properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2	Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Significant measurement differences between Canadian and U.S. generally accepted accounting principles, as they relate to these financial statements, are described in note 11.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Oro Belle Resources Corporation, Minera De Oro (BVI) Inc., Minas Argentinas (Barbados) Inc. and Minas Argentinas S.A.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

Foreign currency translations

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the statement of operations and deficit for the period.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and brokerages and highly liquid deposits with an initial maturity of less than 90 days.

Short-term investments

Effective January 1, 2005, short-term investments are classified as available-for-sale securities and recorded at fair value. Previously, short-term investments were recorded at cost and written down to estimated net recoverable amount if there was an other than temporary decline in value. The net recoverable amount is based upon the short-term investment’s quoted market value.

Exploration property costs

The Company records its interests in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and will be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned.

Management of the Company regularly reviews the net carrying value of each mineral property. Where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Furniture and equipment – corporate office

Furniture and equipment – corporate office are recorded at cost and amortized on a straight-line basis over three years beginning the quarter of purchase.

Income taxes

Income taxes are calculated using the asset and liability method of accounting for future income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the period. Diluted losses are calculated using the treasury stock method.

Stock-based compensation

The Company has a stock option plan and records for stock option grants under the plan in accordance with the fair value based method of accounting for stock-based compensation using the Black-Scholes pricing model.

Consolidation of variable interest entities

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, prepaid expenses and accounts receivable and accounts payable and accrued liabilities approximate book values due to the short term nature of these instruments.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

Financial instruments – recognition and measurement, hedges, and comprehensive income

Effective January 1, 2005, the Company adopted the new accounting standards for Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income.

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long-term debt are recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designated as being “available-for-sale”. Changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the operations statement as if the assets were accounted for at historical cost.

There is no impact on these consolidated financial statements resulting from the adoption of the above-described new accounting standards.

3	Exploration properties

The gold exploration properties are located in Argentina, substantially all in San Juan province, and are subject to net smelter royalties ranging between 1.0% and 3.5%. Certain net smelter royalties set at 2.5% on specific claims and leases are capped at US$700,000. A 3% royalty on production is payable to the Province of San Juan.

	December 31, 2005
	Acquisition	Exploration	Total
	cost	expenditures	$
	$	$

Property

Gualcamayo	5,298,770	13,815,394	19,114,164
Salamanca	260,187	65,977	326,164
Las Flechas	200,000	400	200,400
Evelina	200,000	3,020	203,020
La Brea/Las Carachas	100,000	1,005	101,005

	6,058,957	13,885,796	19,944,753

	December 31, 2004
	Acquisition	Exploration	Total
	cost	expenditures	$
	$	$

Property

Gualcamayo	5,298,770	3,861,928	9,160,698
Salamanca	260,187	-	260,187
Las Flechas	200,000	-	200,000
Evelina	200,000	-	200,000
La Brea/Las Carachas	100,000	-	100,000

	6,058,957	3,861,928	9,920,885

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

By option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly owned Argentine subsidiary of Tenke Mining Corp., a Toronto Stock Exchange (TSX) listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with a pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009. In June 2005, the agreement was continued for the second year.

Gualcamayo property exploration expenditures are as follows:

	Balance		Balance		Balance
	January 1	Expenditures	December 31,	Expenditures	December 31,
	2004	in 2004	2004	in 2005	2005
	$	$	$	$	$
Drilling	-	1,058,581	1,058,581	2,628,200	3,686,781
Geologist and engineers
salaries/fees/travel/lodging	122,753	620,643	743,396	750,575	1,493,971
Stock-based compensation
(note 6 (e))	-	-	-	214,019	214,019
Bonus shares (note 6 (b))	-	-	-	138,361	138,361
Field support	83,898	629,743	713,641	1,649,540	2,363,181
Assays	38,940	208,879	247,819	330,755	578,574
EIS/property permits/canon
payments	31,923	80,611	112,534	379,166	491,700
Road maintenance/drill pads	3,637	238,762	242,399	812,181	1,054,580
Location administration/office
support	59,790	185,604	245,394	312,842	558,236
Vehicles/equipment/camp	-	60,732	60,732	505,404	566,136
Access road	-	-	-	690,484	690,484
Engineering studies	-	42,673	42,673	429,340	472,013
Argentine value added tax	12,483	382,276	394,759	1,112,599	1,507,358

	353,424	3,508,504	3,861,928	9,953,466	13,815,394

The Company does not have any significant asset retirement obligations at this stage of its activities.

4	Furniture and equipment – corporate office

	December 31, 2005
		Accumulated
	Cost	Amortization	Net
	$	$	$
Furniture and equipment	45,810	19,186	26,624
Computer equipment	47,426	25,342	22,084
	93,236	44,528	48,708

	December 31, 2004
		Accumulated
	Cost	Amortization	Net
	$	$	$
Furniture and equipment	25,786	7,430	18,356
Computer equipment	14,939	3,854	11,085
	40,725	11,284	29,441

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

5	Income taxes

As at December 31, 2005, the Company has the following tax loss carry forwards:

Country	Category	Amount $	Expiry
Argentina	Operating losses	10,781,000	2007-2010
Canada	Non-capital losses	7,717,000	2006-2013
	Net capital losses	50,721,000	N/A

In Argentina, as at December 31, 2005, the tax basis of deferred exploration expenditures exceeds the accounting basis balance of deferred exploration expenditures by approximately $2,705,000.

Future income tax assets are not recorded for the above tax loss carry forwards and exploration expenditures temporary difference due to the significant uncertainty of their recovery. The tax loss carry forwards and exploration expenditures temporary difference may be subject to audit and adjustment by local tax authorities.

6	Capital stock

	a)	Number of authorized shares

An unlimited number of first preferred shares without par value An unlimited number of second preferred shares without par value An unlimited number of common shares without par value

	b)	Issued and outstanding – common shares

		Amount
	Number of shares	$

Balance – January 1, 2004	24,471,158	11,284,526

Exercise of private placement warrants	4,200,000	2,520,000
Exercise of brokers’ warrants	350,000	285,679
Exercise of stock options	744,500	545,954
Private placement	5,604,650	12,330,230
Related share issue costs, including $241,634 stock-based payment	-	(1,154,158)

Balance – December 31, 2004	35,370,308	25,812,231

Bought deal financing	5,750,000	18,687,500
Related $1,121,250 underwriters’ fee and $282,832 expenses of issue		(1,404,082)
Exercise of private placement warrants	215,881	593,673
Exercise of brokers’ warrants	76,854	263,726
Exercise of stock options	590,000	1,024,669
Issue of bonus shares	30,000	138,361

Balance – December 31, 2005	42,033,043	45,116,078

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

On November 18, 2003, the Company completed a private placement for a total of 4,200,000 units for gross proceeds of $2,100,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.60 until November 18, 2006. In addition, brokers involved received commission of $102,300 cash and 350,000 warrants (valued at $75,680) to acquire an additional 350,000 shares at an exercise price of $0.60 per share until November 18, 2004. All above-described warrants were exercised in 2004.

On December 6, 2004, the Company completed a private placement for a total of 5,604,650 units for gross proceeds of $12,330,230. Each unit consisted of one common share and one-half transferable warrant each whole warrant (2,802,325 warrants) entitling the holder to purchase one additional common share at a price of $2.75 until December 6, 2006. In addition, brokers involved received commission of $780,015 cash and 354,552 non-transferable warrants (valued at $241,634) to acquire an additional 354,552 shares at an exercise price of $2.75 per share until December 6, 2006.

On July 5, 2005, the Company completed a bought deal financing for a total of 5,750,000 common shares for gross proceeds of $18,687,500.

On December 20, 2005, a total of 30,000 bonus shares were issued among three project consultants, pursuant to the Company’s Stock Option and Share Compensation Plan. The shares were priced at fair value as of the date of issue.

c)	Warrants

		Weighted average
	Number of	exercise price
	shares	$

Balance – January 1, 2004	4,550,000	0.60

Exercise of private placement warrants	(4,200,000)	0.60
Exercise of brokers’ commission warrants	(350,000)	0.60
Private placement	2,802,323	2.75
Brokers’ commission	354,552	2.75

Balance – December 31, 2004	3,156,875	2.75

Exercise of private placement warrants	(215,881)	2.75
Exercise of brokers’ commission warrants	(76,854)	2.75

Balance – December 31, 2005	2,864,140	2.75

As at December 31, 2005, a total 2,864,140 warrants are outstanding, each warrant entitling the holder to purchase one common share at a price of $2.75, for a total of $7,876,385, until December 6, 2006.

d)	Stock options

In the period from January 1, 2004 to April 29, 2005, the Company had a stock option plan under which the Company may grant options to its directors, officers, employees and consultants for up to 10% of the issued and outstanding common shares of the Company. The maximum term of grant was five years, with the vesting period determined at the discretion of the Board of Directors. The exercise price of each option was no less than the closing price on the trading day immediately preceding the day on which the Company announced the grant of the option or, if the grant was not announced, on the grant date less applicable discount, if any, permitted by the policies of the regulatory authorities and approved by the Board of Directors.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

At the Company’s annual meeting of shareholders held April 22, 2005, the shareholders ratified, subject to regulatory approval which has since been received, a new 10% rolling stock option plan called the “Stock Option and Share Compensation Plan” which is consistent with the policies of the TSX and took effect on April 29, 2005 subject to the listing of the Company’s shares on the TSX. The Company’s common shares were listed and posted for trading on the TSX at the opening on May 2, 2005 and were simultaneously delisted from the TSX Venture Exchange.

		Weighted
		average exercise
	Number of	price
	shares	$

Balance – January 1, 2004	2,039,500	0.83

Granted to directors/officers/employees	778,000	1.62
Granted to other consultants	520,000	1.40
Exercise of options by directors/officers/employees	(405,000)	0.51
Exercise of options granted pursuant to a 2003 acquisition	(339,500)	0.39

Balance – December 31, 2004	2,593,000	1.29

Granted to directors/officers/employees	1,012,000	2.87
Granted to project geologists and engineers capitalized to property
exploration expenditures	185,000	4.07
Granted to other consultants	270,000	2.51
Exercise of options by directors/officers/employees	(510,000)	0.93
Exercise of options by other consultants	(80,000)	1.70

Balance – December 31, 2005	3,470,000	2.03

As at December 31, 2004, options granted with vesting requirements were fully vested.

As at December 31, 2005, two options for 90,000 shares are subject to vesting over various periods to March 10, 2006.

The following table summarizes information on stock options outstanding at December 31, 2005:

Range of		Weighted average	Weighted average
exercise prices	Number of	remaining	exercise price
$	shares	contractual life in years	$

0.50 – 0.93	120,000	2.82	0.57
1.25 – 1.35	1,273,000	3.01	1.26
1.57	450,000	3.70	1.57
2.25 – 2.46	1,027,000	3.96	2.42
3.24 – 3.55	510,000	4.82	3.48
4.61	90,000	4.97	4.61

	3,470,000	3.69	2.03

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

The following table summarizes information on stock options outstanding at December 31, 2004:

		Weighted average
Range of	Number of	remaining	Weighted average
exercise prices	shares	contractual life in years	exercise price
$			$

0.50	300,000	3.70	0.50
0.93 -1.35	1,613,000	3.50	1.23
1.57	480,000	4.70	1.57
2.25	200,000	4.81	2.25

	2,593,000	3.84	1.29

e)	Stock options and warrants

	Number of	Amount
	shares	$

Balance – January 1, 2004	2,389,500	1,252,471

Stock-based compensation to directors/officers/employees	778,000	748,421
Stock-based compensation to other consultants	520,000	434,664
Stock-based payment of warrants granted as brokers’ commission	354,552	241,634
Exercise of stock-based compensation to directors/officers/ employees	(405,000)	(147,539)
Exercise of warrants granted as brokers’ commission	(350,000)	(75,680)
Exercise of options granted pursuant to a 2003 acquisition	(339,500)	(59,711)

Balance – December 31, 2004	2,947,552	2,394,260

Stock-based compensation to directors/officers/employees	1,012,000	1,624,434
Stock-based compensation to other consultants	270,000	353,985
Stock-based compensation to project geologists and engineers capitalized to
property exploration expenditures	95,000	214,019
Stock-based compensation to project geologist and engineer not vested	90,000	-
Exercise of stock-based compensation by directors/officers/employees	(510,000)	(332,891)
Exercise of stock-based compensation by other consultants	(80,000)	(76,078)
Exercise of stock-based compensation by brokers’ warrants	(76,854)	(52,378)

Balance – December 31, 2005	3,747,698	4,125,351

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

Assumptions used in calculating the fair value of stock-based compensation using the Black-Scholes pricing model are:

For the year ended December 31, 2005:

			Stock options granted to
			project geologists and
	Stock options granted	Stock options	engineers capitalized to
	to directors/officers/	granted to other	property exploration
	employees	consultants	expenditures

Number of common shares	1,012,000	270,000	185,000
Grant price per share	$2.46 - $3.55	$2.46 - $3.55	$3.70 - $4.61
Exercise price per share	$2.46 - $3.55	$2.46 - $3.55	$3.55 - $4.61
Risk-free interest rate (percent)	3.73 - 3.75	3.73 – 3.75	3.73 – 3.84
Annual dividend per share	nil	nil	nil
Price volatility (percent)	56 – 69	56 – 69	69
Option life in years	5	5	5
Weighted average grant date fair
value per share	$2.87	$2.51	$4.07

For the year ended December 31, 2004:

	Stock options granted	Stock options	Warrants granted
	to directors/officers/	granted to other	as brokers’
	employees	consultants	commission

Number of common shares	778,000	520,000	354,552
Grant price per share	$1.26 - $2.25	$0.93 - $1.57	$2.37
Exercise price per share	$1.26 - $2.25	$0.93 - $1.57	$2.75
Risk-free interest rate (percent)	3.73 - 4.13	3.84 - 4.13	2.86
Annual dividend per share	nil	nil	nil
Price volatility (percent)	55-90	56-90	58
Option/warrant life in years	5	5	2
Weighted average grant date fair
value per share	$0.96	$0.84	$0.68

7	Related party transactions

a)

During the year ended December 31, 2004, the Company paid $7,500 for administrative and corporate services, and office space to a company which at the time was related by virtue of common directors and officers. The arrangement terminated February 14, 2004.

b)

During the year ended December 31, 2004, the Company had monthly consulting service arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $175,000, $112,027, $112,000 and $102,650, an aggregate of $501,677. The arrangement with one of the officers began March 15, 2004.

c)

During the year ended December 31, 2005, the Company had consulting service arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $145,092, $121,667, $110,000 and $45,000, an aggregate $421,759. These amounts exclude compensation paid or payable beginning the month of June 2005 in the case of two of the officers for amounts as salaries pursuant to the employment agreements made effective June 1, 2005.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

8	Geographic segment information

Assets by geographic segment are as follows:

	December 31,	December 31,
	2005	2004
	$	$
Canada	22,633,525	14,646,602
Argentina	20,604,375	9,991,341
Barbados	15,704	-
	43,253,604	24,637,943

9	Supplemental cash flow information

a)	Changes in non-cash charges:

	2005	2004
	$	$
Amortization	33,244	11,284
Stock-based compensation	1,978,419	1,183,085
(Gain) loss/write-down on sale of short-term investments	(64,613)	19,487
Rent recovery	(19,935)	-
	1,927,115	1,213,856

b)	Changes in non-cash working capital items:

	2005	2004
	$	$
Decrease (increase) in prepaid expenses and accounts receivable	44,749	(27,308)
Decrease in accounts payable and accrued liabilities	(19,821)	(62,828)
	24,928	(90,136)

c)	The Company entered into the following non-cash investing activities:

	2005	2004
	$	$

Stock-based compensation to project geologists and engineers
capitalized to property exploration expenditures	214,019	-
Bonus shares capitalized to property exploration expenditures	138,361	-

d)	The Company entered into the following non-cash financing activities:

	2005	2004
	$	$

Share issue costs, stock-based payment	-	241,634

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

10	Operating lease obligations

As at December 31, 2005, operating lease obligations are as follows:

	Payments due by period
		Less than	1 – 3
	Total	1 year	years
	$	$	$

Vancouver office	118,853	75,065	43,788
Argentina office	7,377	7,377	-

	126,230	82,442	43,788

11	United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which conforms in all material respects with United States generally accepted accounting principles (U.S. GAAP) except as described below:

a)

As described in note 2, Canadian GAAP allows for the deferral of exploration expenditures. For U.S. GAAP purposes, exploration costs relating to unproven mineral properties are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are then measured periodically for recoverability of carrying values under Statement of Financial Accounting Standards (SFAS) No. 144.

b)

As described in note 2, until 2005 the Company recorded short-term investments at cost unless there was an other than temporary decline in value. For U.S. GAAP purposes, short-term investments are classified as available-for-sale securities and carried at period-end quoted market values and the differences recorded, net of applicable income taxes, as adjustments to accumulated other comprehensive loss.

The significant quantitative effects on the consolidated financial statements relative to U.S. GAAP are as follows:

i.	Consolidated Statements of Operations

	2005	2004
	$	$
Loss
As reported under Canadian GAAP	(3,121,835)	(2,377,721)
Adjustment for exploration expenditures in the year	(10,023,868)	(3,508,504)

Loss under U.S. GAAP before other comprehensive income adjustment	(13,145,703)	(5,886,225)

Other comprehensive gain:
unrealized holding loss	-	9,796

Comprehensive loss under U.S. GAAP	(13,145,703)	(5,876,429)

Loss per share under U.S. GAAP	(0.34)	(0.20)

ii.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

iii.	Consolidated Balance Sheets

	2005	2004
	$	$

Exploration properties
As reported under Canadian GAAP	19,944,753	9,920,885
Adjustment for cumulative exploration expenditures	(13,885,796)	(3,861,928)

Exploration properties under U.S. GAAP	6,058,957	6,058,957

Shareholders’ Equity
As reported under Canadian GAAP	42,294,464	24,381,361
Adjustment for cumulative exploration expenditures	(13,885,796)	(3,861,928)

Shareholders’ Equity under U.S. GAAP	28,408,668	20,519,433

iv.	Consolidated Cash Flows

	2005	2004
	$	$

Cash flows used in operating activities
As reported under Canadian GAAP	(1,169,792)	(1,254,001)
Adjustment for exploration expenditures in the year	(8,949,109)	(3,466,743)

Cash flows used in operating activities under U.S. GAAP	(10,118,901)	(4,720,744)

Cash flows (used in) from investing activities
As reported under Canadian GAAP	(8,917,072)	(3,450,454)
Adjustment for exploration expenditures in the year	8,949,109	3,466,743

Cash flows from investing activities under U.S. GAAP	32,037	16,289

v.	Recent accounting pronouncements

Uncertain Tax Positions

In July 2005, Financial Accounting Standards Board (FASB) Exposure Draft, Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement 109, was released for comment. Its principal purpose is to give guidance on recording tax provisions, if any. Under the draft, with respect to tax exposure, a liability for the full amount of the tax exposure is to be recorded if it is not probable that the filing position will be sustained and no liability for exposure is to be recorded if it is probable that the filing position will be sustained.

The FASB and the International Accounting Standards Board (IASB) have a joint short-term convergence project underway that includes this topic and the FASB has decided to consider proposals from this joint project prior to proceeding with the Exposure Draft, Accounting for Uncertain Tax Positions.

In Canada, the Accounting Standards Board is undertaking a project on income taxes to converge certain aspects of Section 3465, Income Taxes, with amendments being considered as part of the above-referred joint FASB/IASB short-term convergence project. The portion of the Canadian project addressing Accounting for Uncertain Tax Positions may be issued separately from the main project, with a final standard being issued in 2006 and with an effective date in 2006.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

The Company has determined that the U.S. rule, if enacted, has no material impact on the Company’s financial statements.

Stripping Costs Incurred during Production

Effective for reporting periods beginning after December 15, 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force in release of Issue 04-6, that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory produced (that is extracted) during the period that the stripping costs are incurred. The Task Force noted that the consensus does not address the accounting for stripping costs during the pre-production phase of a mine.

In Canada, the Emerging Issues Committee (EIC) issued Draft Abstract D56 on October 17, 2005, Accounting or Stripping Costs in the Mining Industry. In respect of stripping costs incurred during the production phase, the EIC reached a consensus that stripping costs in the production phase should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. This being the case, a difference between U.S. and Canadian GAAP would arise.

The Company will comply with the EIC pronouncement as appropriate and will report any significant differences to U.S. GAAP.

12	Subsequent Events

During the period from January 1, 2006 to February 28, 2006, the Company issued common shares from treasury as follows:

	Number of	Amount
	shares	$

Bought deal financing, net of underwriters’ fee and estimated issue expenses	9,600,000	56,650,000
Exercise of brokers’ warrants	198,729	681,943
Exercise of private placement warrants	275,736	758,274
Exercise of stock options to
- directors/officers/employees	440,000	1,497,400
- other consultants	5,000	27,984

	10,519,465	59,615,601

On February 16, 2006, the Company completed a bought deal financing with a syndicate of underwriters which resulted in the Company issuing 9,600,000 of its common shares at a price of $6.25 per share for total gross proceeds of $60,000,000 before a 5% cash commission of $3,000,000 and issue expenses estimated at $350,000. The net proceeds, together with the Company’s existing funds, will be used by the Company for the exploration and advancement of the Company’s Gualcamayo gold project in San Juan province, Argentina, and for general working capital.

DIRECTORS	SHARES LISTED	LEGAL COUNSEL
David Black	VYE - TSX	DuMoulin Black
Richard Colterjohn		595 Howe Street, 10th Floor
Eric Cunningham		Vancouver, BC V6C 2T5
Patrick Downey	CAPITALIZATION
Michael Halvorson	Issued: 52,641,235	REGISTRAR AND
Robert Matthews	Common Shares	TRANSFER AGENT
Ronald Netolitzky	(at March 21, 2006)	Computershare Trust
Company of Canada
OFFICERS	HEAD OFFICE	100 University Ave., 11th Floor
Ronald Netolitzky	700 West Pender Street, Suite 520	Toronto, Ontario M5J 2Y1
Chairman of the Board	Vancouver, BC V6C 1G8
	Tel: 604-669-4777	510 Burrard Street, 2nd Floor
Patrick Downey	Fax: 604-696-0212	Vancouver, BC V6C 3B9
President and CEO	www.viceroyexploration.com
AUDITOR
John Fairchild, C.A.	SAN JUAN OFFICE	PricewaterhouseCoopers LLP
Chief Financial Officer	San Luis 235 Oeste	250 Howe Street, Suite 700
	(5400) San Juan, Argentina	Vancouver, BC V6C 3S7
Michele Jones	Tel: (011) 54-264-421-1573
Corporate Secretary	Fax: (011) 54-264-427-4136

ANNUAL GENERAL MEETING
The Annual General Meeting of the Shareholders will be held at the
Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia
at 2:00 pm on April 28, 2006

General Disclaimer

Viceroy Exploration Ltd. ("Viceroy"), has taken all reasonable care in producing and publishing information contained in this report. Material in this report may still contain technical or other inaccuracies, omissions, or typographical errors, for which Viceroy assumes no responsibility. Viceroy does not warrant or make any representations regarding the use, validity, accuracy, timeliness, completeness or reliability of any claims, statements or information in this report. Under no circumstances, including, but not limited to, negligence, shall Viceroy be liable for any direct, indirect, special, incidental, consequential, or other damages, including but not limited to loss of profits, whether or not advised of the possibility of damage, arising from use, or inability to use, the material in this report. The information herein is not a substitute for independent professional advice before making any investment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise, any information in this report, except for personal use, unless you have obtained our express permission.

The Toronto Stock Exchange has not reviewed the information in this report and does not accept responsibility for the adequacy or accuracy of it. Forward-Looking Statements

This report contains forward-looking statements including, but not limited to, comments regarding predictions and projections. One can identify these forward-looking statements by use of words such as "expects", "plans", "anticipates", "intends" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Forward-looking statements address future events and conditions and therefore involve inherent risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry as well as delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although Viceroy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This report may contain information about adjacent properties to those of Viceroy on which Viceroy has no right to explore or mine. The mining guidelines of the United States Securities and Exchange Commission (the "SEC") strictly prohibit information of this type in documents filed with the SEC. US investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on Viceroy's properties. This annual report may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.Actual results may differ materially from those currently anticipated in such statements.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This report uses the terms "measured resources", "indicated resources" and "inferred resources". Please be advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of inferred mineral resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

www.viceroyexploration.com

VYE: TSX